EXHIBIT 2                                                    Page 10 of 10 Pages

REPORTING PERSON RELATIONSHIPS


        On December 31, 1999, Charles River Partnership VI ("CRP VI") was the registered holder of 0 shares of ON Technology Corporation common stock. Its "sister" venture capital partnership, Charles River Partnership VI-A ("CRP VI-A"), was the registered holder of 0 shares of ON Technology Corporation common stock. The general partner of both CRP VI and CRP VI-A is Charles River VI GP Limited Partnership ("CRP VI GP"). The individual general partners of CRP VI GP are Richard M. Burnes, Jr., Donald W. Feddersen and Michael J. Zak. CRP VI GP and Messrs. Burnes, Feddersen and Zak disclaims beneficial ownership of the shares held by CRP VI and CRP VI-A for which it / he does not have a pecuniary interest.

        This is the last report for all of these reporting persons.